UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549


                                   SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. _________)*


            NBB Bancorp, Inc.
            ------------------------------------------------------------------
                                 (Name of Issuer)


            Common Stock
            ------------------------------------------------------------------
                          (Title of Class of Securities)


                                   62872P109
                           ---------------------------
                                  (CUSIP Number)


            Check the following line if a fee is being paid with this settlement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            CUSIP No. 62872P109         13G                     Page 2 of 5


            1.   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Shawmut National Corporation (#06-1212629)
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            2.   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*
                                                                   (a)______

                                                                   (b)__X__
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            3.   SEC USE ONLY


            -------------------------------------------------------------------
            4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Connecticut/United States of America
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                           5.   SOLE VOTING POWER
            NUMBER OF               359,930 Shares
            SHARES
            -------------------------------------------------------
            BENEFICIALLY   6.   SHARED VOTING POWER
            OWNED BY                 16,500 Shares
            EACH
            -------------------------------------------------------
            REPORTING      7.   SOLE DISPOSITIVE POWER
            PERSON                  388,130 Shares
            WITH
            -------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                     10,300 Shares
            -------------------------------------------------------------------
            9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 398,430 Shares
            -------------------------------------------------------------------
            10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*

                 No
            -------------------------------------------------------------------
            11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  4.6%
            -------------------------------------------------------------------
            12.  TYPE OF REPORTING PERSON*

                 HC, BK
            -------------------------------------------------------------------


                      * SEE INSTRUCTION BEFORE FILLING OUT!

            Item   1(a).   Name of Issuer.

                           NBB Bancorp, Inc.

            Item   1(b).   Address of Issuer's Principal Executive
                           Offices.

                           174 Union Street
                           New Bedford, MA  02740


            Item   2(a).   Name of Person Filing.

                           Shawmut National Corporation

            Item   2(b).   Address of Principal Business Office.

                           777 Main Street, Hartford, CT  06115

            Item   2(c).   Citizenship.

                           United States of America

            Item   2(d).   Title of Class of Securities.

                           Common Stock

            Item   2(e).   CUSIP Number.

                           62872P109


            Item   3.      Statements Filed Pursuant to Rule 13d-1(b) or
                           13d-2(b).

                           The person filing is a:

                           (b) X Bank has defined in Section 3(a)(b) of the Act

                           (g)  X Parent Holding Company, in accordance
                                with s240.13d-1(b)(ii)(G)


            Item   4.      Ownership.  (See Item 6)

                           (a)  Amount beneficially owned (as of
                                December 31, 1993:  398,430 shares.)

                           (b)  Percent of class: 4.6%

                           (c) Number of shares as to which such person has:

                                (i)    Sole power to vote or to direct
                                       the vote            398,430 shares

                                (ii)   Shared power to vote or to direct
                                       the vote             16,500 shares

                                (iii)  Sole power to dispose or to direct
                                       the disposition of  388,130 shares

                                (iv)   Shared power to dispose on to direct
                                       the disposition of   10,300 shares


            Item   5.      Ownership of Five Percent of Less of a Class.

                           As of this reporting (12/31/93), we have ceased to be beneficial owners of more than 5% of this class.


            Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                           All of the shares reported as beneficially owned under Item 4(a), above, are held by the Bank in a fiduciary capacity. Shares are held by the Bank as trustee, and/or Co-Trustee, for the benefit of other persons who have the right to receive dividends and the proceeds from the sale of such shares.


            Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Shawmut Bank Connecticut, N.A.
                           Shawmut Bank, N.A.
                           Shawmut National Trust Company

                           Item 3 classification: (b) Bank as defined in Section 3(a)(6) of the Act.


            Item   8.      Identification and Classification of Members

                           of the Group.

                           Not applicable.

            Item   10.     Certification.

                           By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the affect of changing or influencing the control of the issuer of such securities were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                 SIGNATURE


                 After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                           SHAWMUT NATIONAL CORPORATION



            Date:  January 31, 1994  By  (Gunnar S. Overstrom)  President/COO
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                                                (Name)              (Title)